SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CARDIMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14147M106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14147M106 Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bernard J. McDermott, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,370,425 shares of Common Stock(1) Warrants to purchase 77,518 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.9% as of December 31, 2002.  (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN; HC

(1) See Footnote 1 in Item 4.

CUSIP No. 14147M106 Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joyce McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,370,425 shares of Common Stock(1) Warrants to purchase 77,518 shares of Common Stock(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.9% as of December 31, 2002.  (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN; HC

(1) See Footnote 1 in Item 4.

CUSIP No. 14147M106 Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joyce McDermott Roth IRA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization IRA account through financial institution located in Illinois U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 909,301 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Approximately 1.8% as of December 31, 2002. (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002.)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14147M106 Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bernard McDermott Roth IRA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization IRA account through financial institution located in Illinois U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 898,601 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Approximately 1.8% as of December 31, 2002. (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002.)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14147M106 Page 6 of 11

Item 1.
	(a)	Name of Issuer CARDIMA, INC.
	(b)	Address of Issuer's Principal Executive Offices CARDIMA, INC. 47266 Benicia Street Fremont, CA 94538-7330

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

Bernard J. McDermott, Jr. 900 N. Lake Shore Drive Chicago, IL 60611 U.S. Citizen

Joyce McDermott 900 N. Lake Shore Drive Chicago, IL 60611 U.S. Citizen

Joyce McDermott Roth IRA 900 N. Lake Shore Drive Chicago, IL 60611 U.S.A.

Bernard McDermott Roth IRA 900 N. Lake Shore Drive Chicago, IL 60611 U.S.A.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 14147M106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP No. 14147M106 Page 7 of 11

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

BERNARD J. MCDERMOTT, JR.
	(a)	Amount beneficially owned: 2,370,425 shares of Common Stock and warrants to purchase 77,518 shares of Common Stock.(1)
(b)

Percent of class:    Approximately 4.9% as of December 31, 2002.   (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote See item (a) above.
		(iii)	Sole power to dispose or to direct the disposition of 0

CUSIP No. 14147M106 Page 8 of 11

	(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

JOYCE MCDERMOTT
(a)	Amount beneficially owned: 2,370,425 shares of Common Stock and warrants to purchase 77,518 shares of Common Stock(1).
(b)

Percent of class:    Approximately 4.9% as of December 31, 2002.  (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002, plus the shares of Common Stock issuable upon the exercise of the warrants referred to in section (a) above.)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

JOYCE MCDERMOTT ROTH IRA
(a)	Amount beneficially owned: 909,301 shares of Common Stock.
(b)	Percent of class: Approximately 1.8% as of December 31, 2002. (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002.)

CUSIP No. 14147M106 Page 9 of 11

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

BERNARD MCDERMOTT ROTH IRA
(a)	Amount beneficially owned: 898,601 shares of Common Stock.
(b)	Percent of class: Approximately 1.8% as of December 31, 2002. (Based on 49,909,902 shares of Common Stock issued and outstanding as of November 11, 2002.)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

CUSIP No. 14147M106 Page 10 of 11

(1) Nothing contained herein shall be construed as an admission that Bernard J. McDermott, Jr. and Bernard McDermott Roth IRA are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities held by Joyce McDermott or Joyce McDermott Roth IRA, and nothing contained herein shall be construed as an admission that Joyce McDermott or Joyce McDermott Roth IRA are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities held by Bernard J. McDermott, Jr. and Bernard McDermott Roth IRA.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following     [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See Item 2 above.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

CUSIP No. 14147M106 Page 11 of 11

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2003

/s/ Bernard J. McDermott, Jr.
Bernard J. McDermott, Jr.

/s/ Joyce McDermott
Joyce McDermott

JOYCE MCDERMOTT ROTH IRA

/s/ Joyce McDermott
By:	Joyce McDermott
Its:	Authorized Signatory

BERNARD MCDERMOTT ROTH IRA

/s/ Bernard J. McDermott, Jr.
By:	Bernard J. McDermott, Jr.
Its:	Authorized Signatory